Mail Stop 0407

      							March 30, 2006


Mr. Paul F. DePond
Chief Executive Officer
Notify Technology Corporation
1054 S. De Anza Blvd. Suite 105
San Jose, California, 95129

	Re:	Notify Technology Corporation
      Form 10-K SB for Fiscal Year Ended September 30, 2005
		Filed December 23, 2005

		Form 10-QSB for Fiscal Quarter Ended December 31, 2005
		File No. 0-23025

Dear Mr. DePond:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB
Finanacial Statements

1. In view of the uncertainties concerning your continued existence as a going concern, please provide in future filings a more detailed description of management`s specific viable plans that are intended to mitigate the effects of such conditions; and management`s assessment of the likelihood that such plans can be effectively implemented. Those elements of the plans that are particularly significant or critical to overcoming your present financial difficulties should be clearly identified and discussed. Additionally, there should be a reasonably detailed discussion of your ability or inability to generate sufficient cash to support your operations during the twelve month period following the date of the most recent balance sheet presented. The viable plan description should be included in management`s discussion and analysis of liquidity and in the footnotes to the financial statements. This discussion should be updated quarterly as necessary.

8. Shareholders` Equity (Deficit)

2. Please tell us how you have applied the guidance in EITF 00-19 in
evaluating whether the warrants issued in connection with your offering of Series A preferred stock are required to be classified as liabilities, initially measured at fair value with subsequent changes
in fair value reported in earnings. In this regard, we note that your registration rights agreement and warrant agreement require you to fully comply at all times with the rules and regulations of the applicable NASDAQ market, which includes the requirement to file timely periodic reports with the SEC. If you breach this agreement, the number of shares to be issued upon exercise of the warrants increases by 5% per month. The agreements do not appear to contain a limit on the time period in which you could incur damages.
Because
the Task Force concluded in EITF 00-19 that the ability to make timely filings with the SEC is not within a company`s control, it appears to us that this obligation could result in you having to issue an indeterminate number of shares. With respect to this provision, tell us your consideration of paragraph 20 of EITF 00-19 in determining whether you are required to account for the warrants and any other non-employee options as liabilities at fair value.



*    *    *    *



      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Joseph M. Kempf, Senior Staff Accountant, at
(202) 551-3352 or Robert S. Littlepage, Accounting Branch Chief,
at
(202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at
(202)
551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director

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M. Paul F. DePond
Notify Technology Corporation
March 30, 2003
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